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                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                             SCHEDULE 14f-1

                          Information Statement

                   Pursuant to Section 14(f) of the

                   Securities Exchange Act of 1934

                      And Rule 14f-1 Thereunder

                    Uintah Mountain Copper Company

          (Exact Name of Registrant as Specified in its Charter)



                      Nevada 0-27019 87-0369205

 State of Incorporation) (Commission File No.) (I.R.S. Employer Identification
                               No.)

                    Uintah Mountain Copper Company

                       378 N. Main Street, #124

                          Layton, Utah 84041

                (Address of principal executive offices)
              Registrants telephone number: (801) 497-9075
                      UINTAH MOUNTAIN COPPER COMPANY

                             378 North Main, #124

                               Layton, Utah 84041

                       Information Statement Pursuant to

             Section 14(f) of the Securities Exchange Act of 1934
                            and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about September 7, 2005 in connection with the possible election of persons designated by Voxpath Networks, Inc., a Delaware corporation ("VOXP"), to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of Uintah Mountain Copper Company, a Nevada corporation (the "Company").

The Company entered into an Agreement and Plan of Reorganization dated August 19, 2005 (the "Merger Agreement") among the Company, Voxpath Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), VOXP, and certain of the major shareholders of the Company, pursuant to which Merger Sub will merge with and into VOXP (the "Merger"). Pursuant to the Merger Agreement, the Company will issue 10,000,000 shares of common stock, par value $0.001 per share, of the Company (the "Common Stock") to holders of common stock of VOXP. Upon the consummation of the transactions pursuant to the Merger Agreement, VOXP will become a wholly-owned subsidiary of the Company.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not,however, required to take any action in connection with the matters set forth in this Information Statement.

Voting Securities and Principal Holders Thereof

As of the close of business on September 2, 2005, there were 5,641,154 shares of Common Stock issued and outstanding. The shares of Common Stock are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the shareholders of the Company. Each share of Common Stock is entitled to one vote.



VOXP Right to Designate Directors

Pursuant to the Merger Agreement, upon consummation of the Merger, Mr. Anderson, currently the sole director of the Company, will increase the size of the Board of Directors to four members. Not less than ten days following the later of the filing of this Information Statement with the Securities and Exchange Commission (the "Commission") and the mailing of this Information Statement to the shareholders of the Company, Mr. Anderson will resign from the Board and will appoint John R. Fleming, Kalvirayan S. Mani and Thomas J. Meredith (the "VOXP Designees") to the Board in accordance with Rule 14f-1 under the Exchange Act. Each of these persons has consented to serve as a director of the Company if appointed or elected. None of the VOXP Designees currently is a director of,or holds any position with, the Company, although Mr. Mani will be an officer of the Company upon completion of the Merger. VOXP has advised the Company that, to the best of its knowledge, none of the VOXP Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities (other than such equity securities or rights to acquire such securities issued upon the closing of the Merger in connection with their ownership of VOXP equity securities or the rights to acquire VOXP securities) of the Company, nor has any such person been involved in any transaction with the Company or any of its directors,executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than as described in this Information Statement. There are no familial relationships among any of the VOXP Designees. All of the officers of the Company immediately prior to the consummation of the Merger will resign and be replaced with the officers of VOXP named below.

Change in Control

The Company anticipates that, upon consummation of the Merger, Mr. Anderson will increase the size of the Board of Directors to four members. Not less than ten days following the later of the filing of this Information Statement with the Commission and the mailing of this Information Statement to the shareholders of the Company, Mr. Anderson will resign from the Board and appoint the remaining VOXP Designees to the Board in accordance with Rule 14f-1 under the Exchange Act. As a result of the change in the composition of the Board of Directors and the issuance of the Common Stock in the Merger, there will be a change in control of the Company on the date the Merger is completed.

Current Director and Executive Officer of the Company


Name                                Age      Position

James E. Anderson                   54      Director and President

Mr. Anderson has been serving as the Company's President and sole director since 2004. Mr. Anderson owns James Corporation which has two subsidiaries, a golf company and a computer company. Prior to that, he was the owner and operator of a restaurant and gaming club and owned a retail computer store all located in Salt Lake City, Utah. Mr. Anderson also has over 22 years experience in the computer industry. He has owned and operated his various business interests for the last 24 years. He spent 6 years in the U.S. Army.


Directors and Executive Officers of the Company Following Completion of the Merger and Appointment of the VOXP Designees


Mr. Mani recently resigned from the position of President and Chief Executive Officer of VOXP. He is now Vice Chairman of the Board of Directors and Head of Engineering and Development. VOXP is currently seeking qualified candidates for the position of President and Chief Executive Officer.

Name                                Age     Position

Thomas J. Meredith                  53      Director, Chairman of the Board

John R. Fleming                     51       Director

Kalvirayan S. Mani                  52      Director, Vice Chairman of the
                                               Board and Head of Engineering
                                               and Development

Dallas Clements                     37       Vice President of Engineering

Ken Divakar                         46      Chief Financial Officer and
                                                Secretary

Jon Irvin                           47      Interim Chief Financial Officer

Satya Maruri                        45       Vice President of Network
                                                  Operations and Planning

Shawn O'Donnell                     40       Interim Chief Operating Officer

Alaric Silveira                     45       Chief Technical Officer

Deepak Swamy                        41       Vice President of Business
                                                    Operations



Thomas J. Meredith, Director and Chairman of the Board

Mr. Meredith is currently a general partner of Meritage Capital, L.P., an investment management firm specializing in multi-manager hedge funds that he co-founded. He is also chief executive officer of MFI Capital. Previously, he was the Managing Director of Dell Ventures and Senior Vice President, Business Development and Strategy of Dell, Inc., a computer manufacturer, from 2000 until 2001, and was Chief Financial Officer of Dell, Inc. from 1992 until 2000. Mr. Meredith is also a director of Motive, Inc., Motorola, Surgient, Inc., and several other private corporations, is an adjunct professor at the McCombs School of Business at the University of Texas, and serves on the advisory boards of both the University of Texas and Wharton School at the University of Pennsylvania. Mr. Meredith received a Bachelor of Science degree in Political Science from St. Francis University, a J.D. degree from Duquesne University and an LL.M. degree in Taxation from Georgetown University.

Kalvirayan S. Mani, Director, Vice Chairman of the Board and Head of Engineering and Development

Prior to VOXP, Mr .Mani was the President and CEO at BBS Telecom, a company he co-founded in 1993. Previously, Kalvi was with Advanced Micro Devices' Communication Products Division, and with Sprint (US Telecom), where he held various marketing, applications engineering, software development and network planning positions. Mr. Mani holds a holds a Bachelor's Degree in EE from the National Institute of Technology, India and a MSEE degree from the University of Texas at Arlington.

John R. Fleming, Director

Vision Corporation, founded by John R. Fleming, makes early-stage investments in communication technologies, services and hardware. Prior to Vision Corporation, John co-founded IXC Communications, where he most recently served as president of the company's international subsidiaries. In this capacity, he managed IXC's two international operating subsidiaries, MarcaTel S.A.C.V. based in Latin America and Storm Communication based in London, UK. For several years John oversaw all sales and marketing for IXC. In addition, he presented the company to the investment community and secured the necessary funding for IXC's all-digital fiber network to coast-to-coast status. In 1999, John Fleming was involved in the merger of IXC with Broadwing. Prior to IXC, he held sales management roles at IBM and MCI, and has served on the board of directors of the European Competitive Telecommunications Association and is active in numerous telecom industry organizations.

Dallas Clements, Vice President of Engineering

Dallas has served as VP Engineering at VOXP since 2000 where he is responsible for the design and development of the Voxpath Unity Platform components and all Customer Premise Devices and Software. Prior to VOXP, Dallas was the Principal Software Engineer at General Bandwidth. Between 1994 and 2000, he served as Principal Software Engineer / System Architect with BBS Telecom. Prior to BBS, he spent time with IBM and Computer System Architects in Utah. Dallas holds a BS in Computer and Electrical Engineering from Brigham Young University.

Ken Divakar, Chief Financial Officer

Mr. Divakar has over 20 years of experience in the development of interface circuits for telecom systems and in the conversion of designs and concepts into revenue generating products. Prior to joining VOXP, Ken was the Executive Vice President of Engineering, Operations and System Integration at BBS Telecom, a company he co-founded in 1993. Between 1985 and 1992, Ken also served in various engineering and management positions in the Telecom Applications Engineering Department of Advanced Micro Devices. Ken holds a Bachelor's Degree in EE from the National Institute of Technology, India (1982) and a MSEE degree from Washington University in St. Louis, Mo. (1985).

Jon M. Irvin, Interim Chief Financial Officer

Mr. Irvin is currently working a consultant working for VOXP through an agreement with Bridgeport Consulting, LLC. Previously, Mr. Irvin was Senior Vice President/Chief Financial Officer for Esoterix, Inc., (from 1999 to 2005), Chief Financial Officer for Topaz Technologies, Inc. (from 1997 to 1999), and Chief Financial Officer for BioNumerik Pharmaceuticals, Inc. (from 1995 to
1997). Prior to this, Mr. Irvin worked for 13 years in audit practices for various public accounting firms - Ernst & Young (Palo Alto), Ernst & Whinney (San Antonio and San Jose), and Price Waterhouse (Newport Beach). Mr. Irvin received a bachelor of Science degree in Accounting from the University of Illinois.

Satya Maruri, Vice President of Network Operations and Planning

Satya has been with VOXP since 2000 serving as VP of Network Operations and Planning. Prior to joining VOXP, he was the VP of Software Development for Cybercash, Inc. Before Cybercash, Satya held numerous positions with Bellcore between 1985 and 1995. Among the positions were Director of Software Development, Director of QA, and Director of Data Center Operations. Satya holds a BS in Engineering and a MS in Computer Science and Executive Technology.

Shawn O'Donnell, Interim Chief Operating Officer

Mr. O'Donnell began serving as VOXP's Interim Chief Operating Officer in 2005 in connection with VOXP's engagement of Capital & Technology Advisors, Inc. Mr. O'Donnell continues to work with Capital &Technology Advisors, Inc. Mr. O'Donnell has 18 years of telecom experience, starting with Potomac Edison. After leaving Potomac Edison, he joined MCI in 1988, advancing through provisioning, engineering, planning, and construction operations and exited as Director Transmission and Facility Standards and Engineering. After a successful career of more than 11 years at MCI, he became Executive VP -Network Services and Systems at PathNet Telecommunications, a start-up telecommunications company developing an IP centric next generation network supporting local, long distance and Internet services.

Mr. O'Donnell joined Capital &Technology Advisors, Inc., in early 2003, where he is responsible for leading the teams advising C&TA's clients in telecom and technology restructurings, operational consulting, and merger and acquisition activity. Mr. O'Donnell currently sits on the board of Shared Technologies, Mobile Satellite Ventures, LP, and TerreStar. Mr. O'Donnell received his BSEE degree from Pennsylvania State University and his MSEE from Virginia Polytechnic and State University.

Alaric Silveira, Chief Technical Officer

Alaric Silveira has been involved in the definition, architecture, and software development for real-time systems and computer-telephony integration (CTI) areas for the past 17 years. Prior to VOXP, Alaric was Director of Software Engineering at BBS Telecom. Prior to BBS, Alaric was with EASE GmbH (Germany) and with Marconi Systems (UK). Alaric holds a BS in Physics from the University of Birmingham, UK, MS in Information Engineering from the City of London University and MBA from the Open Business School, UK.

Deepak Swamy, Vice President of Business Operations

Prior to joining VOXP, Mr. Swamy was the CEO of DS Consultants, a Technology Strategy and Business Development consultancy with several established and emerging technology companies among its clientele. Additionally, Mr. Swamy was Vice President of Business Development at Valence Technology and the Chief Technology Officer and Chief Business Development Strategist for the PC and Internet Appliance Division at Acer Inc. Earlier, Mr. Swamy was with Dell where he was the Chief Technology Strategist for Advanced Systems and led various teams, most notably in the successful launch of the Latitude Notebook and the PowerEdge Server product families; at Supercomputer Systems where he was a systems architect; and, at Nortel where he was a process engineer. Mr. Swamy holds a Masters in Chemical Engineering, is a graduate of UT's Executive Management and Leadership program and has been granted 29 U.S. patents.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of Common Stock beneficially owned as of September 7, 2005 by (i) those persons or groups known to beneficially own more than 5% of the Common Stock prior to the closing of the Merger, (ii) those persons or groups expected to beneficially own more than 5% of the Common Stock on and after the closing of the Merger on a pro forma basis, (iii) the current executive officer and director of the Company and each person that will become an executive officer or director of the Company on and after the closing of the Merger, (iv) all current directors and executive officers of the Company as a group and (v) all directors and executive officers of the Company on and after the closing of the Merger as a group. For purposes of this table,beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. The following percentage information is calculated based on 700,000 shares of Common Stock issued and outstanding before closing of the Merger and 10,700,000 shares of Common Stock being issued and outstanding immediately following closing of the Merger. Except as indicated below, the security holders listed possess sole voting and investment power with respect to the shares beneficially owned by that person.






                                     Before Closing of the Merger              Following Closing of the Merger and Reverse Split
Name and Address of             Amount and Nature        Percent of Class        Amount and Nature of         Percent of Class
Beneficial Owner                  of Beneficial                                  Beneficial Ownership
                                    Ownership
James E. Anderson (1)               4,565,000                 80.92%                  65,000(15)                    0.5%

Meredith Family                         0                       0                      4,515,013                   35.79%
Revocable Trust (2)

Thomas J. Meredith (2)                  0                       0                      4,515,951                   35.80%
(3) (13)

Kumar Viswanathan (4)                   0                       0                      1,811,545                   14.36%

John J. Gorman (5)                      0                       0                       893,910                     7.09%

John R. Fleming (6) (14)                0                       0                       447,054                     3.79%

Kalvirayan S. Mani (4)                  0                       0                       819,722                     6.50%
(7)

Ken Divakar (4) (8)                     0                       0                       453,405                     3.59%

Alaric Silveira (4) (9)                 0                       0                       453,532                     3.60%

Deepak Swamy (4) (10)                   0                       0                       93,780                      0.74%

Dallas Clement (4) (11)                 0                       0                       209,442                     1.66%

Satya Maruri (4) (12)                   0                       0                       67,209                      0.53%


All Executive Officers              4,565,000                 80.92%                   7,091,033                   56.21%
and Directors


-------------------------------------------------------------------------------


    (1) Address: c/o Uintah Mountain Copper Company., 378 North Main, #124, Layton, Utah 84041.

    (2) Address: 248 Addie Roy, Building C200, Austin, TX 78746

    (3) Includes 4,515,013 shares and warrants owned by Meredith Family Revocable Trust.

    (4)Address: c/o Voxpath Networks, Inc., 7600-B N. Capitol of Texas Hwy., Suite 220, Austin, TX 78731

    (5) Address: 8226 Bee Caves Rd., Austin, TX 78746. Includes 446,955 shares of Common Stock owned by Tejas Incorporated.

    (6) Includes 447,054 shares of Common Stock owned by Vision Corporation.

    (7) Includes 540,798 shares of Common Stock that Mr. Mani may purchase upon exercise of stock options.

    (8) Includes 423,573 shares of Common Stock that Mr. Divakar may purchase upon exercise of stock options.

    (9) Includes 423,573 shares of Common Stock that Mr. Silveira may purchase upon exercise of stock options.

   (10) Includes 93,780 shares of Common Stock that Mr. Swamy may purchase upon exercise of stock options.

    (11) Includes 209,442 shares of Common Stock that Mr. Clement may purchase upon exercise of stock options.

    (12) Includes 67,209 shares of Common Stock that Mr. Maruri may purchase upon exercise of stock options.

   (13) Includes 953 shares of Common Stock that Mr. Meredith may purchase upon exercise of stock options.

    (14) Includes 953 shares of Common Stock that Mr. Fleming may purchase upon exercise of stock options.

    (15) In connection with the Merger, Mr. Anderson will cancel 4,500,000 issued and outstanding shares of common stock.
-------------------------------------------------------------------------------

Certain Relationships and Related Party Transactions

Transactions Involving the Company

In April 2005, Mr. Anderson was issued 4,500,000 shares of Common Stock in exchange for services rendered. During the fiscal years ended December 30, 2003 and 2004, the Company did not enter into any significant transactions with its management.

Executive Compensation

Compensation and Employment Agreements Involving the Company

During the past three fiscal years, no one in the Company's management received more than $60,000 in compensation and no compensation was paid to non-employee directors. There are no agreements with members of management as to employment or compensation. The following is a summary of the compensation received by the executive officers of the Company.
   Name and        Year                  Annual Compensation                    Long Term Compensation                All Other
  Principal                                                                                                          Compensation
   Position                                                                                                              ($)
                              Salary($)      Bonus($)     Other Annual    Restricted     Securities       LTIP
                                                          Compensation   Stock Awards    Underlying    Payouts ($)
                                                              ($)                       Options/SARs
James E.           2005        9,000(1)         0              0              0              0              0             0
Anderson,          2004           0             0              0              0              0              0             0
President and
CEO

1 Received in the form of common stock

Compensation and Employment Agreements Involving VOXP

As of the date of this Information Statement, the officers and directors of VOXP have not received any compensation from the Company. Set forth below is a summary of the material terms of the compensation and employment agreements between VOXP and its executive officers and non-employee directors, which agreements will be assigned to the Company in connection with the Merger. VOXP has employment agreements with only the following directors and officers.

Kalvirayan S. Mani, Director, Vice Chairman of the Board and Head of Engineering and Development

Mr. Mani entered into an employment agreement effective December 1, 2003. The agreement has an initial eighteen month term that is automatically renewed for additional one year terms unless terminated by the parties in writing prior to the expiration of the then-current term. The agreement provides that Mr. Mani will serve as Chief Executive Officer and President. Mr. Mani recently stepped down from the position of President and Chief Executive Officer. Mr. Mani will receive an annual base salary of $144,000. Mr. Mani is eligible to participate in any bonus programs implemented by the Board of Directors of VOXP. Finally, Mr. Mani is entitled to participate in VOXPs employee benefit plans.

During the term of the agreement, VOXP may terminate Mr. Mani's employment at any time for cause, and the agreement will terminate automatically upon the death or disability of Mr. Mani. VOXP may also terminate the agreement without cause on thirty days notice by VOXP. Mr. Mani may voluntarily terminate the agreement at any time on 30 days notice to VOXP. In the event Mr. Mani is terminated by VOXP without cause or he terminates the agreement for good reason, he will be entitled to receive his base salary and continued medical and dental benefits for a period of nine months from the date of termination, and he will be given credit for the vesting of options through the onbe year anniversary of the termination.

The employment agreement with Mr. Mani also contains customary nondisclosure and proprietary rights provisions.

Ken Divakar, Chief Financial Officer

Mr. Divakar entered into an employment agreement effective December 1, 2003. The agreement has an initial eighteen month term that is automatically renewed for additional one year terms unless terminated by the parties in writing prior to the expiration of the then-current term. The agreement provides that Mr. Divakar will serve as Chief Operations Officer and Secretary. Mr. Divakar is currently serving as Chief Financial Officer and Secretary. Mr. Divakar will receive an annual base salary of $144,000. Mr. Divakar is eligible to participate in any bonus programs implemented by the Board of Directors of VOXP. Finally, Mr. Divakar is entitled to participate in VOXPs employee benefit plans.

During the term of the agreement, VOXP may terminate Mr. Divakar's employment at any time for cause, and the agreement will terminate automatically upon the death or disability of Mr. Divakar. VOXP may also terminate the agreement without cause on thirty days notice by VOXP. Mr. Divakar may voluntarily terminate the agreement at any time on 30 days notice to VOXP. In the event Mr. Divakar is terminated by VOXP without cause or he terminates the agreement for good reason, he will be entitled to receive his base salary and continued medical and dental benefits for a period of nine months from the date of termination, and he will be given credit for thevesting of options through the onbe year anniversary of the termination.

The employment agreement with Mr. Divakar also contains customary nondisclosure and proprietary rights provisions.

Alaric Silveira, Chief Technical Officer

Mr. Silveira entered into an employment agreement effective December 1, 2003. The agreement has an initial eighteen month term that is automatically renewed for additional one year terms unless terminated by the parties in writing prior to the expiration of the then-current term. The agreement provides that Mr. Silveira will serve as Chief Technical Officer. Mr. Silveira will receive an annual base salary of $144,000. Mr. Silveira is eligible to participate in any bonus programs implemented by the Board of Directors of VOXP. Finally, Mr. Silveira is entitled to participate in VOXPs employee benefit plans.

During the term of the agreement, VOXP may terminate Mr. Silveira's employment at any time for cause, and the agreement will terminate automatically upon the death or disability of Mr. Silveira. VOXP may also terminate the agreement without cause on thirty days notice by VOXP. Mr. Silveira may voluntarily terminate the agreement at any time on 30 days notice to VOXP. In the event Mr. Silveira is terminated by VOXP without cause or he terminates the agreement for good reason, he will be entitled to receive his base salary and continued medical and dental benefits for a period of nine months from the date of termination, and he will be given credit for the vesting of options through the onbe year anniversary of the termination.

The employment agreement with Mr. Silveira also contains customary nondisclosure and proprietary rights provisions.

Compensation of Directors of VOXP

VOXP's employee directors do not receive any compensation from VOXP for their services as members of its board of directors. VOXP reimburses its directors for travel and lodging expenses in connection with their attendance at board and committee meetings.

Board of Directors Meetings and Committees

The Company currently has only one director, and consequently, does not have an audit, compensation or nominating committee. Mr. Anderson, the Company's sole director, does not meet the independence requirements for an audit committee and does not qualify as a financial expert. The Company currently does not have a defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors or a process for shareholders to send communications to the Board of Directors. Because Mr. Anderson beneficially owns approximately 80.92% of the Common Stock, the Company believes it is not necessary for the Company to adopt these procedures and processes. Following the consummation of the Merger, the new Board of Directors of the Company intends to establish an Audit Committee, a Compensation Committee, a Nominating Committee and an Executive Committee, which committees, other than the Executive Committee, will consist of independent directors. The Company intends to adopt procedures by which shareholders may recommend nominees to the Board of Directors. The Company also intends to adopt a process for shareholders to send communications to the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires, among other things, that the Company's directors, officers and any person who is the beneficial owner of more than 10% of the Common Stock file with the SEC, at specified times, reports of beneficial ownership and changes in beneficial ownership of the Common Stock and other equity securities. The Company believes that Mr. Anderson is the only person who was an officer, director or beneficial owner of more than 10% of the Common Stock during the Company's most recent fiscal year. Mr. Anderson has filed none of the reports required to be filed under Section 16(a) of the Exchange Act.

                                   Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

UINTAH MOUNTAIN COPPER COMPANY


  /s/ James E. Anderson
---------------------------
By: James E. Anderson
       Chief Executive Officer and Principal Accounting    Officer

Dated: September 7, 2005